SCHNEIDER WEINBERGER & BEILLY, LLP
2200 Corporate Boulevard, N.W.
Suite 201
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
email: jim@swblaw.net

March 26, 2009

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
Andrew P. Schoeffler, Staff Attorney

Re:	China Industrial Waste Management, Inc. (the "Company")
Registration Statement on Form S-1
File No. 333-156104

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of March 25, 2009 which contained a comment on Amendment No. 2 of the aforedescribed registration statement.  Following is the Company's response to such comment.  Concurrently, the Company has filed Amendment No. 3 to the registration statement.

Calculation of Registration Fee Table, page iii

1.
It appears that you deleted inadvertently footnote (1) to the registration fee table rather than the statement below the registration fee table regarding the application of Rule 416 of Regulation C to the offering requested by prior comment 1.  Please revise.

RESPONSE:  As requested, footnote (1) to the Calculation of Registration Fee Table which was inadvertently deleted from Amendment No. 2 has been added and the statement below the registration fee table regarding the applicable of Rule 416 has removed from Amendment No. 3.

We trust the foregoing is a sufficient response to the staff's comment.  We will contact Mr. Kelly to coordinate the filing of a request for acceleration of the registration statement.  The Company’s acceleration request will contain the acknowledgements set forth in the staff’s March 25, 2009 letter of comment.

Sincerely,

/s/ Steven I. Weinberger
Steven I. Weinberger

cc:           Mr. Dong Jinqing